

July 19, 2010

Mr. Timothy E. Kullman
Executive Vice President and Chief Financial Officer
Dick's Sporting Goods, Inc.
345 Court Street
Coraopolis, Pennsylvania 15108

> **Re:** **Dick's Sporting Goods, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed March 18, 2010**
> **Form 8-K Filed March 9, 2010**
> **File No. 1-31463**

Dear Mr. Kullman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief